Supplement No. 2

                                       To

                                Offer to Purchase

                             AIMCO Properties, L.P.
      is offering to purchase up to 3,100 limited partnership interests in

                       Jacques-Miller Income Fund L.P.-II

                               for $95.00 in cash

     On April 1, 1999, AIMCO Properties, L.P. offered to purchase up to 607.5 limited partnership interests ("Units") in Jacques-Miller Income Fund L.P.-II (the "Partnership") at a purchase price of $76.00 per Unit, net to seller in cash. upon the terms and conditions set forth in an Offer to Purchase dated April 1, 1999, which offer was supplement on April 21, 1999 (as supplemented, the "Offer to Purchase") to increase the purchase price to $95.00 per Unit and to extend the Expiration Date to 5:00 p.m. New York time on May 7, 1999, and in the related Letter of Transmittal (the "Offer"). UNLIKE OTHER OFFERS, NO FEES OR OTHER EXPENSES WILL BE DEDUCTED FROM OUR PURCHASE PRICE.

     In light of the response received from Limited Partners to date (tenders for 1,245.25 Units representing 10.04% of the total Units had been received as of May 9, 1999), and in order to better enable all Limited Partners desiring to tender their Units to be able to do so in total, we are further amending the Offer to increase the number of Units being sought to 3,100 Units which represents 25% of the total outstanding Units. As a result of this increase, we are required to comply with additional rules and regulations of the Securities and Exchange Commission. In this regard, we are required to further extend the expiration date to 12:00 midnight, New York time on June 8, 1999 and to provide certain additional disclosures regarding the Partnership and us. In order to effect these required changes, the Offer to Purchase is amended and supplemented as set forth on Exhibit A hereto.

     If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your units, please contact our Information Agent, River Oaks Partnership Services, Inc., at (888) 349-2005 or (201) 896-1900.

                                        AIMCO PROPERTIES, L.P.

May 1l,1999

                                                                       Exhibit A


     All references in the Offer to Purchase to (i) 607.5 Units is hereby amended to read 3,100 Units, (ii) 4.9% are hereby amended to read 25% and (iii) the Expiration Date shall be deemed to be 12:00 midnight, New York time on June 8, 1999, unless further extended.

     Section 7. Effects of the Offer is hereby amended to read in its entirety as follows:

     "Section 7. Effects of the Offer.

     Limitations on Resales. Due to the termination of the Partnership for tax purposes if there is a sale or exchange of 50% or more of the total interest in partnership capital and profits within a twelve-month period (although successive transfers of the same interest within a twelve-month period will be treated as a single transfer for this purpose), this Offer may limit sales of Units in the secondary market and in private transactions for the twelve-month period following completion of the Offer. The General Partner has advised us that the Partnership will not process any requests for recognition of substitution of Limited Partners upon a transfer of Units during such twelve-month period which the General Partner believes may cause a tax termination in contravention of the Limited Partnership Agreement. In determining the number of Units for which the Offer is made (representing approximately 25% of the outstanding Units), we (an affiliate of the General Partner) took this restriction into account so as to permit normal historical levels of transfers to occur following the transfers of Units pursuant to the Offer without violating this restriction.

     Effect on Trading Market; Reporting Requirements Under the Exchange Act. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities, a reduction in the number of security-holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the Units and, therefore, we (an affiliate of the General Partner) does not believe a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Units through secondary market transactions. See Section 13 for certain limited information regarding recent secondary market sales of the Units.

     The Partnership is required to file periodic reports with the Commission and to comply with certain other Commission rules. We (an affiliate of the General Partner) does not expect or intend that consummation of the Offer will cause the Partnership to be relieved of its requirements to file periodic reports with the Commission and to comply with the other rules of the Commission. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, we believe that, even if we purchase the maximum number of Units in the Offer, after that purchase the Units will be held of record by more than 300 persons.

     Control of Limited Partner Voting Decisions by Purchaser; Effect of Relationship with General Partner. We (an affiliate of the General Partner) will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if we are not admitted to the Partnership as a substituted Limited Partner, however, we nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Limited Partners of us and our managers and designees as proxies with respect to the Units tendered by such Limited Partners and accepted for payment by us. See Section 3.

     Depending upon the number of Units tendered pursuant to the Offer, we could be in a position is in a position to significantly influence all Partnership decisions on which Limited Partners may vote, including decisions regarding removal of the General Partner, sales of assets, liquidation of the Partnership, and most types of amendments to the Limited Partnership Agreement. This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that we and our affiliates oppose and (ii) we and our affiliates may be able to take action desired by them but opposed by a majority of the non-tendering Limited Partners. Due to its affiliation with the General Partner, we and our affiliates will most likely vote the Units owned by us in whatever manner we deem to be in the best interests of the General Partner, but may not be in the interest of other Limited Partners.

     The Offer will not result in any change in the compensation payable to the General Partner or its affiliates. However, as a result of the Offer, we (an affiliate of the General Partner) will participate, in our capacity as a Limited Partner, in any subsequent distributions to Limited Partners to the extent of the Units purchased pursuant to the Offer."

     Section 8. Information Concerning Us and Certain of Our Affiliates is supplemented by adding the information set forth on Schedule 1 hereto.

     Section 10. Conflicts of Interest is hereby amended to read in its entirety as follows:

     "Section 10. Conflicts of Interest and Transactions with Affiliates. The General Partner and its affiliates have conflicts of interest with respect to the Offer as set forth below.

     Conflicts of Interest with Respect to the Offer. The General Partner has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with us. The General Partner also would have a conflict of interest as a consequence of our ownership of Units, because we (an affiliate of the General Partner) may have incentives to seek to maximize the value of our ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile our interests with the interests of the other Limited Partners. In addition, we are making the Offer with a view to making a profit. Accordingly, there is a conflict between our desire to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price. The Partnership has indicated in the Schedule 14D-9 that it is remaining neutral and making no recommendation as to whether Limited Partners should tender their Units pursuant to the Offer. Limited Partners are urged to read this Offer to Purchase and the Schedule 14D-9 and the related materials carefully and in their entirety before deciding whether to tender their Units.

     The Offer will not result in any change in the compensation payable to the General Partner or its affiliates. However, as a result of the Offer, we will participate, in our capacity as a Limited Partner, in any subsequent distributions to Limited Partners to the extent of the Units purchased pursuant to the Offer.

     Transactions with Affiliates. There were no transactions between the Partnership and affiliates of the General Partner during the years ended December 31, 1998, 1997 and 1996"

     Section 12. Certain Information Concerning Your Partnership is hereby supplemented by adding the following information:

     "Except as otherwise indicated, information contained in this Section 12 is based upon documents and reports publicly filed by the Partnership with the Commission.

     The Partnership was organized July 1985 under the laws of the State of Delaware. Its principal executive offices are located at 102 Woodmont Boulevard, Suite 420, and its telephone number at that address is (864) 239-1000.

     The Partnership's primary business is real estate ownership and related operations. The Partnership was formed for the purpose of making first mortgage loans, wrap-around mortgage loans and other loans secured directly or indirectly by interests in real property. The general partner of the Partnership is Jacques-Miller, Inc..

     Selected Financial Data. Set forth below is a summary of certain financial and statistical information with respect to the Partnership and its properties, which has been excerpted or derived from the Partnership's Annual Reports on Form 10-KSB for the year ended December 31, 1998, 1997 and 1996 or the Partnership's Quarterly Reports on Form 10-QSB for the three months ended March 31, 1998 and 1997. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                             Selected Financial Data
                        (in thousands, except Unit data)

                                                                               Three Months Ended
                                            Fiscal Year Ended December 31,          March 31,
                                                       (audited)                   (unaudited)
                                            ------------------------------     ------------------
                                             1998        1997        1996       1999        1998
                                            -----       ------      ------     -----       ------
Statement of Operations Data:
  Recovery of Bad Debt ...................  $  98       $  --       $   --     $ --        $  --
  Other Income ...........................     32          37          140        7            9
  Rental Income ..........................     --          --          290       --           --
  Gain on Sale of Property ...............     --          --        1,348       --           --
  Total Revenues .........................    130          37        1,778        7            9
  Total Expenses .........................     82          53          344       10           24
  Extra-ordinary Item-loss on early
    Extinguishment of debt ...............     --          --         (221)      --           --
  Net Income (Loss) ......................     48         (16)       1,213       (3)         (15)
  Net Income (Loss) per Unit .............   3.87       (1.29)       96.89     (.24)       (1.21)

                                                                               Three Months Ended
                                            Fiscal Year Ended December 31,          March 31,
                                                       (audited)                   (unaudited)
                                            ------------------------------     ------------------
                                             1998        1997        1996       1999        1998
                                            -----       ------      ------     -----       ------
Balance Sheet Data:
  Total Assets ...........................  $ 774       $ 789       $  814     $829        $ 766
  Total Liabilities ......................    (20)        (14)         (22)      (8)          (5)
  Partners Capital - Limited Partners
    (12,400 units issued and outstanding)     824         776          792      821          761

     Other Information. The Partnership is subject to the information reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the Commission relating to its business, financial results and other matters. Limited Partners are referred to the financial and other information included in the Partnership's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 and Quarterly Report on Form 10-QSB for the three months ended March 31, 1999. Such reports and other documents may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov.

     Trading History of Units. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. According to information obtained from the General Partner, from April 1, 1997 to March 31, 1999 an aggregate of approximately 652 Units (representing approximately 5.25% of the total outstanding Units) was transferred (excluding the Units transferred to AIMCO in connection with the Insignia Merger or to Insignia in connection with its prior tender offer) in sale transactions. Set forth in the table below are the high and low sales prices of Units for the quarterly periods from April 1, 1997 to March 31, 1999, as reported by the General Partner and by The Partnership Spectrum, which is an independent, third-party source. The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices; thus the Purchaser does not know whether the information compiled by The Partnership Spectrum is accurate or complete. The transfer paperwork submitted to the General Partner often does not include the requested price information or contains conflicting information as to the actual sales price; accordingly, Limited Partners should not rely upon this information as being completely accurate.

                   Reported Sales Prices of Partnership Units(1)

                                            Low Sales Price     High Sales Price
                                                Per Unit            Per Unit
                                            ---------------     ----------------
Fiscal Year Ended December 31, 1999:
  First Quarter ..........................       85.00                85.00
Fiscal Year Ended December 31, 1998:
  Fourth Quarter .........................       85.00                92.00
  Third Quarter ..........................       65.00                95.00
  Second Quarter .........................        0.00                 0.00
  First Quarter ..........................        0.00                 0.00
Fiscal Year Ended December 31, 1997:
  Fourth Quarter .........................        0.00                 0.00
  Third Quarter ..........................        0.00                 0.00
  Second Quarter .........................        0.00                 0.00
----------
(1)  Includes   transfers  reported  by  the  General  Partner  and  Partnership
     Spectrum, an independent third party. The prices in the table are qualified in their entirety by the paragraph preceding the table.

     We (an affiliate of the General Partner) believe that, although secondary market sales information probably is not a reliable measure of value because of the limited and inefficient nature of the market for Units, this information may be relevant to a Limited Partner's decision as to whether to tender its Units pursuant to the Offer. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on NASDAQ.

     The "Sources of Funds" section of Annex I is hereby amended to read in its entirety as follows:

                                SOURCES OF FUNDS

     We expect that approximately $294,500 will be required to purchase all outstanding Units (exclusive of fees and expenses estimated to be $25,000). We expect to obtain all of those funds from our reserves.

                                                                      Schedule 1

                    FINANCIAL DATA OF AIMCO PROPERTIES, L.P.

     The historical selected financial data for the Purchaser and its consolidated subsidiaries (the "Company") for the years ended December 31, 1998, 1997 and 1996 is based on audited financial statements. The historical selected financial data for the Company for the year ended December 31, 1995 and the period from July 29, 1994 (the date of inception) through December 31, 1994 and for the Company's Predecessors for the period January 1, 1994 through July 28, 1994 is based on audited financial statements.

                                                                                                    The Company's
                                                             The Company                            Predecessors
                                     -----------------------------------------------------------   --------------
                                                                                  For the Period   For the Period
                                                                                     July 29,        January 1,
                                                                                       1994             1994
                                           For the Year Ended December 31,            Through          Through
                                     ------------------------------------------    December 31,       July 28,
                                        1998       1997       1996       1995          1994             1994
                                     ---------   --------   --------   --------   --------------   --------------
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
Rental and other income ...........  $ 373,963   $193,006   $100,516   $ 74,947      $ 24,894         $ 5,805
Property operating expenses .......   (145,966)   (76,168)   (38,400)   (30,150)      (10,330)         (2,263)
Owned property management
  expenses ........................    (10,882)    (6,620)    (2,746)    (2,276)         (711)             --
Depreciation ......................    (83,908)   (37,741)   (19,556)   (15,038)       (4,727)         (1,151)
                                     ---------   --------   --------   --------      --------         -------
                                       133,207     72,477     39,814     27,483         9,126           2,391
                                     ---------   --------   --------   --------      --------         -------
SERVICE COMPANY BUSINESS:
Management fees and other income ..     22,675     13,937      8,367      8,132         3,217           6,533
Management and other expenses .....    (16,764)   (10,373)    (5,560)    (5,150)       (2,211)         (6,173)
Corporate overhead allocation .....       (196)      (588)      (590)      (581)           --              --
                                     ---------   --------   --------   --------      --------         -------
                                         5,715      2,976      2,217      2,401         1,006             360
                                     ---------   --------   --------   --------      --------         -------
General and administrative expenses    (11,418)    (5,396)    (1,512)    (1,804)         (977)            (36)
Interest expense ..................    (88,208)   (51,385)   (24,802)   (13,322)       (1,576)         (4,214)
Interest income ...................     29,252      8,676        523        658           123              --
Equity in earnings of
  unconsolidated subsidiaries .....     12,009      4,636         --         --            --              --
Equity in losses of unconsolidated
  real estate partnerships ........     (2,665)    (1,798)        --         --            --              --
Loss from IPLP Exchange and
  Assumption ......................     (2,648)        --         --         --            --              --
Minority interest .................     (1,868)     1,008       (111)        --            --              --
Amortization of goodwill ..........     (8,735)      (948)      (500)      (428)           --              --
                                     ---------   --------   --------   --------      --------         -------
Income from operations ............     64,641     30,246     15,629     14,988         7,702          (1,499)
Gain on disposition of properties .      4,287      2,720         44         --            --              --
                                     ---------   --------   --------   --------      --------         -------
Income (loss) before
  extraordinary item ..............     68,928     32,966     15,673     14,988         7,702          (1,499)
Extraordinary item -- early
  extinguishment of debt ..........         --       (269)        --         --            --              --
                                     ---------   --------   --------   --------      --------         -------
Net income (loss) .................  $  68,928   $ 32,697   $ 15,673   $ 14,988      $  7,702         $(1,499)
                                     =========   ========   ========   ========      ========         =======
OTHER INFORMATION:
Total owned or controlled
  properties (end of period) ......        234        147         94         56            48               4
Total owned or controlled apartment
  units (end of period) ...........     61,672     40,039     23,764     14,453        12,513           1,711
Total equity apartment units
  (end of period) .................    171,657     83,431     19,045     19,594        20,758          29,343
Units under management (end of
  period) .........................    146,034     69,587     19,045     19,594        20,758          29,343
Basic earnings per OP Unit ........  $    0.80   $   1.09   $   1.05   $   0.86      $   0.42             N/A
Diluted earnings per OP Unit ......  $    0.78   $   1.08   $   1.04   $   0.86      $   0.42             N/A
Distributions paid per OP Unit ....  $    2.25   $   1.85   $   1.70   $   1.66      $   0.29             N/A

                                                                       Annex III

                             FINANCIAL DATA OF AIMCO

     The historical selected financial data for AIMCO for the years ended December 31, 1998, 1997 and 1996 is based on audited financial statements. The historical selected financial data for AIMCO for the year ended December 31, 1995 and the period from January 10, 1994 (the date of inception) through December 31, 1994 and for the AIMCO Predecessors for the period January 1, 1994 through July 28, 1994 is based on audited financial statements.

                                                                                                          AIMCO
                                                                  AIMCO                                Predecessors
                                     --------------------------------------------------------------   --------------
                                                                                     For the Period   For the Period
                                                                                      January 10,       January 1,
                                                                                         1994              1994
                                            For the Year Ended December 31,             Through           Through
                                     ---------------------------------------------    December 31,        July 28,
                                        1998         1997        1996       1995          1994              1994
                                     ----------   ----------   --------   --------   --------------   --------------
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
Rental and other income ...........  $  377,139   $  193,006   $100,516   $ 74,947      $ 24,894         $ 5,805
Property operating expenses .......    (147,541)     (76,168)   (38,400)   (30,150)      (10,330)         (2,263)
Owned property management
  expenses ........................     (11,013)      (6,620)    (2,746)    (2,276)         (711)             --
Depreciation ......................     (84,635)     (37,741)   (19,556)   (15,038)       (4,727)         (1,151)
                                     ----------   ----------   --------   --------      --------        --------
                                        133,950       72,477     39,814     27,483         9,126           2,391
                                     ----------   ----------   --------   --------      --------        --------
SERVICE COMPANY BUSINESS:
Management fees and other income ..      24,103       13,937      8,367      8,132         3,217           6,533
Management and other expenses .....     (16,764)     (10,373)    (5,560)    (5,150)       (2,211)         (6,173)
Corporate overhead allocation .....        (196)        (588)      (590)      (581)           --              --
                                     ----------   ----------   --------   --------      --------        --------
                                          7,143        2,976      2,217      2,401         1,006             360
                                     ----------   ----------   --------   --------      --------        --------
General and administrative expenses     (14,650)      (5,396)    (1,512)    (1,804)         (977)            (36)
Interest expense ..................     (89,424)     (51,385)   (24,802)   (13,322)       (1,576)         (4,214)
Interest income ...................      30,450        8,676        523        658           123              --
Equity in losses of unconsolidated
  partnerships ....................      (4,854)      (1,798)        --         --            --              --
Equity in earnings of
  unconsolidated subsidiaries .....      11,570        4,636         --         --            --              --
Minority interest in other entities        (468)       1,008       (111)        --            --              --
Amortization of goodwill ..........      (8,735)        (948)      (500)      (428)           --              --
                                     ----------   ----------   --------   --------      --------        --------
Income from operations ............      64,982       30,246     15,629     14,988         7,702          (1,499)
Gain on disposition of properties .       4,674        2,720         44         --            --              --
                                     ----------   ----------   --------   --------      --------        --------
Income (loss) before extraordinary
  item and minority interest in
  operating partnership ...........      69,656       32,966     15,673     14,988         7,702          (1,499)
Extraordinary item -- early
  extinguishment of debt ..........          --         (269)        --         --            --              --
                                     ----------   ----------   --------   --------      --------        --------
Income (loss) before minority
  interest in operating partnership      69,656       32,697     15,673     14,988         7,702          (1,499)
Minority interest in operating
  partnership .....................      (5,182)      (4,064)    (2,689)    (1,613)         (559)             --
                                     ----------   ----------   --------   --------      --------        --------
Net income (loss) .................  $   64,474   $   28,633   $ 12,984   $ 13,375      $  7,143        $ (1,499)
                                     ==========   ==========   ========   ========      ========        ========
OTHER INFORMATION:
Total owned or controlled
  properties (end of period) ......         242          147         94         56            48               4
Total owned or controlled
  apartment units (end of period) .      63,086       40,039     23,764     14,453        12,513           1,711
Total equity apartment units
  (end of period) .................     170,243       83,431     19,045     19,594        20,758          29,343
Units under management (end of
  period) .........................     146,034       69,587     19,045     19,594        20,758          29,343
Basic earnings per common share ...  $     0.84   $     1.09   $   1.05   $   0.86      $   0.42             N/A
Diluted earnings per common share .  $     0.80   $     1.08   $   1.04   $   0.86      $   0.42             N/A
Dividends paid per common share ...  $     2.25   $     1.85   $   1.70   $   1.66      $   0.29             N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation ....................  $2,802,598   $1,657,207   $865,222   $477,162      $406,067        $ 47,500
Real estate, net of accumulated
  depreciation ....................   2,573,718    1,503,922    745,145    448,425       392,368          33,270
Total assets ......................   4,268,285    2,100,510    827,673    480,361       416,739          39,042
Total mortgages and notes payable .   1,660,715      808,530    522,146    268,692       141,315          40,873